09055870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2009

SEC FILE NUMBER
8-20557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter J. Dowd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, Suite 2201
(No. and Street)

New York, (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Berger 212-847-2477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yodice and Company, P.C.
(Name – *if individual, state last, first, middle name*)

1259 Route 46, Bldg. 1 (Address) Parsippany, (City) NJ (State) 07054-4996 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Michael Berger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHARLES KING
Notary Public
State of New York
No. 01KI4938231
Qualified in New York County
Commission Expires 7-24-10

Signature

Chief Financial Officer
Title

Notary Public

ON THIS 19TH DAY FEB, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and under the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

INDEX

Yodice and Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

1259 Route 46 • Parsippany, New Jersey 07054

(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Walter J. Dowd, Inc.
30 Broad Street, Suite 2201
New York, NY 10004

We have audited the accompanying statement of financial condition of Walter J. Dowd, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter J. Dowd, Inc. at December 31, 2008, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information, as well as the information contained in Schedule 4, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yodice and Company, P.C.

YODICE AND COMPANY, P.C.

Parsippany, New Jersey

February 20, 2009

WALTER J. DOWD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$ 21,611	
Due from Clearing Brokers	138,083	
Commissions Receivable	246,263	
Prepaid Expenses and Other Current Assets	130,094	
Total Current Assets		$ 536,051
NON-CURRENT ASSETS:		
Commodity Exchange Membership	10,000	
Security Deposits	32,240	
Furniture and Equipment - Net of Accumulated Depreciation of $83,852	31,382	
		73,622
		$ 609,673

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses		$ 262,507
COMMITMENT		
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value, 200 Shares Authorized, 35 Shares Issued and 25 Shares Outstanding	201,000	
Additional Paid-In Capital	694,674	
Retained Earnings (Deficit)	(173,508)	
Less: Treasury Stock, 10 Shares at Cost	(375,000)	
		347,166
		$ 609,673

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE; Commissions	$ 2,319,533
EXPENSES:	
Floor Brokerage Exchange and Clearance Charges	338,019
Other Operating Expenses (Schedule 4)	2,319,710
	2,657,729
(LOSS) FROM OPERATIONS	(338,196)
OTHER INCOME; Interest and Dividends	798
(LOSS) BEFORE INCOME TAXES (CREDIT)	(337,398)
INCOME TAXES (CREDIT)	(6,354)
NET (LOSS)	($ 331,044)

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance, January 1, 2008	$ 201,000	$ 514,674	$ 157,536	($ 375,000)	$ 498,210
Capital Contributions		180,000			180,000
Net (Loss)	-	-	(331,044)	-	(331,044)
Balance, December 31, 2008	$ 201,000	$ 694,674	($ 173,508)	($ 375,000)	$ 347,166

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2008

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	($ 331,044)
Adjustments to Reconcile Net (Loss) to Net Cash from Operating Activities:	
Depreciation	9,917
Deferred Income Tax Expense (Credit)	(3,100)
(Increase) Decrease in:	
Due from Clearing Broker	106,588
Commissions Receivable	(10,745)
Prepaid Expenses and Other Current Assets	(2,638)
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(865)
NET CASH (USED) IN OPERATING ACTIVITIES	(231,887)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of Equipment	(10,571)
NET CASH (USED) IN INVESTING ACTIVITIES	(10,571)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	180,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	180,000
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(62,458)
CASH AND CASH EQUIVALENTS, Beginning of Year	84,069
CASH AND CASH EQUIVALENTS, End of Year	$ 21,611

SUPPLEMENTAL CASH FLOWS INFORMATION:

Cash Paid for Income Taxes	$ 0
Cash Paid for Interest	$ 0

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1: ORGANIZATION AND OPERATIONS

The Corporation was formed on December 16, 1975 under the laws of the State of New York for the purpose of operating as a broker-dealer. The Corporation is a member of the New York Stock Exchange, Inc. Effective October 9, 2006, the National Association of Securities Dealers (NASD) granted the corporation's application for membership. The Corporation owns a commodity membership on the Dublin Commodities Exchange. Its customer base extends throughout the United States, Canada and Europe, with an approximately 75% concentration in the eastern region of the United States.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, cash equivalents include time deposits, and all highly liquid debt instruments with original maturities of three months or less.

Furniture and Equipment:
Furniture and Equipment is stated at cost. Depreciation is provided using the straight line method over a period of 5 years. Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repair are charged to expense as incurred.

Recognition of Income and Expenses:
Customers' securities transactions are recorded on a settlement date basis in accordance with the general practices of the industry, with related income and expenses recorded on a trade date basis.

Advertising:
The Company expenses the cost of advertising and promotion as incurred.

Income Taxes:
The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is presented in these financial statements. This election became effective December 1, 1986. The Company has also elected to be treated as a New York S-Corporation which provides that stockholders are required to report their pro-rata share of S-Corporation income on their New York Income Tax returns. The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur.

NOTE 2 (Continued)

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: DUE FROM CLEARING BROKERS

Commissions receivable from some brokers and dealers clear through Jeffries and Company, Inc., and the National Securities Clearing Corporation. An escrow deposit of $100,000 is required to be maintained at Jeffries and Company, Inc. Some commissions are paid directly to the Corporation by the broker or dealer clearing the transaction. The agreement with Jeffries and Company, Inc. was effective May 23, 2007. The Company executed a clearance agreement with Albert Fried & Company, LLC, effective November 6, 2008. A clearance deposit of $100,000 is required pursuant to the agreement. At December 31, 2008 the balance in the clearance deposit was $50,005. The Company has received verbal approval to maintain the reduced level until clearance activities begin.

NOTE 4: COMMISSIONS RECEIVABLE

Commissions receivable represent commissions due to the Company for 2008 transactions paid in 2009.

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets included a non-interest bearing loan of $78,763 due from John R. Colvin and a non-interest bearing loan of $26,400 from Michael D. Berger, both officers and stockholders of the Company. It is anticipated that the loans will be repaid in the upcoming year.

NOTE 6: COMMODITY EXCHANGE MEMBERSHIP

This asset represents the cost of a membership on the Dublin, Ireland Commodities Exchange. The seat is currently inactive.

NOTE 7: DEFERRED TAXES PAYABLE

	New York City
Deferred Tax Asset	$ 39,827
Deferred Tax (Liability)	(24,855)
Valuation Allowance	(14,972)
Net Deferred Tax	$ 0

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined under SEC Rule 15c3-1, of $75,406, which was $50,406 in excess of its required net capital of $25,000 and the Company's net capital ratio was 3.48 to 1.

NOTE 9: COMMITMENTS

Office Lease

The Company has entered into a lease agreement effective July 1, 2007 for office facilities. The agreement has been entered into with Gotham Broad LLC. The agreement expires August 31, 2014 and initially requires monthly payments of $10,399. Rent shall be increased by 3% each anniversary of the commencement date of the agreement. A portion of the office has been sublet at the rate of $10,817 per month on a month to month basis, effective August 1, 2008. Rental income of $54,124 has been offset to rental expense. Total rent expense relative to this lease for the year ended December 31, 2008 was $87,430.

Future minimum lease payments are as follows:

YEARS ENDED DECEMBER 31,	AMOUNT
2009	$ 130,016
2010	135,263
2011	144,050
2012	151,458
2013	155,706
Later Years	105,984
	$ 822,477

Equipment Leases

The Company leases office equipment under various leases from Fleetwood Financial, a division of IDB Leasing Inc. The original lease terms range from 56 to 60 months. The leases all expire in 2012 and require a combined monthly payment of $2,469. Total equipment rental expense related to these leases for the year ended December 31, 2008 was $29,621.

Future minimum lease payments are as follows:

YEARS ENDED DECEMBER 31,	AMOUNT
2009	$ 29,621
2010	29,621
2011	29,621
2012 (Balance)	13,950
	$ 102,813

NOTE 10: CONTINGENCIES

The Company is a respondent in two pending arbitration claims with Financial Industry Regulatory Authority (FINRA) Dispute Resolution.

The first arbitration was filed by a shareholder and former employee. The arbitration claim seeks (i) a monetary award based upon the claimant's allegation that he was improperly terminated as an employee of the Company; (ii) a monetary award based upon the allegation that the Company has infringed upon the claimant's exclusive rights to the use of the name "Walter J. Dowd" and (iii) a determination as to the value of the claimant's 20% shareholding interest in the Company, and an order that the Company be required to repurchase claimant's 20% shareholding interest in the Company at the determined price.

Discovery in this case has been substantially completed and the matter has been scheduled for non-binding mediation. Arbitration hearing dates will be scheduled should the non-binding mediation prove unsuccessful. In the event the non-binding mediation proves unsuccessful management intends to vigorously defend against the claims.

It is the opinion of management and legal counsel that the claims based upon the allegations of (i) improper termination and (ii) infringement upon the use of the name "Walter J. Dowd" are unlikely to result in an unfavorable outcome. With respect to claimant's claim seeking a valuation of his 20% shareholding interest in the Company it is apparent that the claimant's shareholdings have some value. However, the appropriate valuation will be based upon book value. Notwithstanding any valuation determined by the arbitrators, it is questionable whether there exist legal grounds that would require the Company to repurchase a minority shareholder's interest in the Company. Accordingly, the arbitrators may deny the claimant's request for an order requiring the Company to repurchase his 20% shareholding interest in the Company.

The second arbitration claim was filed with FINRA on or about June 4, 2008 by a former employee. The arbitration claim seeks (i) a monetary award based upon the claimant's allegation that he was wrongfully terminated as an employee of the Company; (ii) a monetary award based upon the allegation that the Company breached a written employment agreement with the claimant; and (iii) a monetary award based upon the claimant's allegation that the reasons for termination as stated in form U-5 filing were defamatory in nature.

It is the opinion of management and legal counsel that under applicable New York State law, the claimant was an employee at will, terminable for any or no reason by the Company. The claimant's claim based upon breach of an alleged written employment agreement is void as a matter of law as it violates the statute of frauds since the alleged written agreement was not signed by the Company. Finally, the claimant's claim based upon defamation is not actionable under New York law since broker-dealers have absolute immunity on statements made on form U-5s.

NOTE 11: INCOME TAXES (CREDIT)

New York City does not recognize S-Corporation status. Accordingly, a provision has been made for such taxes based upon the applicable statutory rates.

The components of the provision for income taxes consists of the following:

	New York City
Current (Credit)	($ 3,254)
Deferred (Credit)	(3,100)
	($ 6,354)

The Company has an operating loss carryforward of $187,500 that may be offset against future New York City taxable income. If not used, the loss carryforward will expire in 2028.

The net change in the deferred tax asset valuation allowance for the year ended December 31, 2008 was an increase of $14,972.

Deferred taxes are provided for timing differences between the bases of assets and liabilities for financial statements and income tax purposes. The differences arise primarily from recognition of income and expense under the cash basis for tax purposes and different depreciation methods for financial statement and tax purposes. Deferred taxes are also provided for the New York City net operating loss that is available to offset future taxable income.

The Company's provision for income taxes differs from applying the statutory income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for income tax purposes.

WALTER J. DOWD, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

SCHEDULE 1

CREDIT FACTORS:		
Stockholders' Equity		$ 347,166
Deferred Taxes Payable Relative to Nonallowable Assets		-
Total Credit Factors		347,166
DEBIT FACTORS:		
Commissions Receivable/Due from Clearing Broker		68,044
Prepaid Expenses and Other Current Assets		130,094
Commodity Exchange Membership		10,000
Security Deposits		32,240
Furniture and Equipment - Net of Accumulated Depreciation		31,382
Total Debit Factors		271,760
Net Capital		75,406
Less: Minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $25,000		25,000
Remainder: Capital in Excess of all Requirements		$ 50,406
CAPITAL RATIO (Maximum Allowance 1500%):		
Aggregate Indebtedness	262,507	
	------------ = 348%	
Divided by Net Capital	75,406	
AGGREGATE INDEBTEDNESS:		
Accounts Payable and Accrued Expenses		$ 262,507
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA [UNAUDITED] OF FORM X-17A-5 AS OF DECEMBER 31, 2008):		
Net Capital, as Reported in Company's Part IIA FOCUS Report		$ 85,160
Net Audit Adjustments		(9,754)
Net Capital Per Above		$ 75,406

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

SCHEDULE 2

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(i) of the Rule.

WALTER J. DOWD, INC.
INFORMATION RELATING TO POSSESSIONS OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

SCHEDULE 3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(i) of the Rule.

WALTER J. DOWD, INC.
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2008

SCHEDULE 4

OPERATING EXPENSES:	
Payroll - Officers	$ 212,500
Payroll - Others	737,361
Payroll Taxes	79,320
Trading Room Expenses and Quotations	249,647
Communications	90,423
Computer and Data Processing Services	16,160
Continuing Education and Conferences	2,297
Depreciation	9,917
Dues, Regulatory Fees and Registrations	46,519
Equipment Leasing	29,621
Insurance	272,132
Meals and Entertainment	79,504
Office, Stationery, Postage and Miscellaneous	104,494
Professional Fees, Consulting and Settlement Costs	176,118
Rent	87,775
Trade Errors	123,810
Travel	2,112
	$ 2,319,710

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT
ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION
RULE 17a -5(g)(1)

Board of Directors and Stockholders
Walter J. Dowd, Inc.
30 Broad Street, Suite 2201
New York, NY 10004

In planning and performing our audit of the financial statements and supplementary schedules of Walter J. Dowd, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Yodice and Company, P.C.
YODICE AND COMPANY, P.C.

Parsippany, New Jersey

February 20, 2009

WALTER J. DOWD, INC.

DECEMBER 31, 2008

FINANCIAL STATEMENTS

Yodice and Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS